

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 16, 2016

Robert T. Joseph
President and Chief Executive Officer
Parnell Pharmaceuticals Holdings Ltd
c/o Parnell, Inc.
7015 College Blvd, Level 6
Overland Park, KS 66211

> **Re:** **Parnell Pharmaceuticals Holdings Ltd**
> **Post-Effective Amendment No. 1 to Form F-1**
> **Filed March 8, 2016**
> **File No. 333-209096**

Dear Mr. Joseph:

We have limited our review of your post-effective amendment to the issue we have addressed in the comment below.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have omitted substantially all of the disclosure required by Part I of Form F-1 in this post-effective amendment to your registration statement on Form F-1. Please amend to include all of the disclosures required by Part I. Please note that such disclosure is necessary in order for your prospectus to be complete pursuant to Section 10(a) of the Securities Act, whether or not there have been changes to disclosure since the filing of the initial registration statement on Form F-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter Mirakian III, Esq.
        Spencer Fane LLP